Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation reports third quarter net income of $224 million

    <<
    THIRD QUARTER OVERVIEW

    - EBITDAR(1) of $553 million.
    - Operating income of $340 million.
    - Net income of $224 million.
    - Strong performance by Air Canada with EBITDAR of $561 million,
      $124 million up over third quarter 2006 (excluding special charge).
    - ACTS sale transaction completed on October 16, 2007 with net cash proceeds to ACE on closing of $723 million.
    - Secondary offerings of Aeroplan and Jazz completed on October 22, 2007 for cash proceeds of $726 million
    - ACE cash of $1.85 billion on October 22, 2007.
    >>

    MONTREAL, Nov. 9 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported EBITDAR of $553 million and operating income of $340 million for the third quarter of 2007.
    ACE ceased to consolidate the results and financial position of Aeroplan and Jazz with effect from March 14, 2007 and May 24, 2007 respectively, and is accounting for its investments under the equity method. As a result, ACE's results for the third quarter of 2007 are not directly comparable to the results for the 2006 quarter.
    Net income of $224 million was recorded for the third quarter of 2007.
This included non-controlling interest of $69 million, foreign exchange gains of $104 million and provision for income taxes of $124 million.
    Air Canada reported EBITDAR of $561 million and operating income of
$351 million, increases of $124 million and $119 million respectively over the third quarter of 2006 (excluding special charge). Passenger revenues increased by $108 million or 4% over the 2006 quarter. This increase was partly offset by a decline of $25 million in cargo revenues, driven by freighter capacity reduction. Operating costs decreased by $26 million or 1% over the 2006 quarter. Unit cost, as measured by operating expense per ASM, decreased 4.4%
over the third quarter of 2006.
    ACTS reported EBITDA of $15 million for the quarter, an improvement of
$3 million on the 2006 quarter.
    "The results for the quarter demonstrate very good performances by all of
ACE's businesses," said Robert Milton, Chairman, President and Chief Executive
Officer, ACE Aviation Holdings Inc.
    "I am particularly pleased with the results for Air Canada for the quarter. Air Canada has delivered the improved operating results signalled at the time of the release of the second quarter results. The benefits of its fleet replacement and refurbishment programs are beginning to translate into improving financial performance for the business. Management expects that this program will continue to yield improved operating results for the remainder of
2007 and beyond.
    "ACTS continued to build on the progress made in recent quarters and the business has recorded a 20% increase in year-to-date revenues. The business continues to announce new contracts. On October 16, we completed the sale of a majority interest in ACTS to a consortium consisting of Sageview Capital and
KKR. As a result, this is the final quarter that we will consolidate the results of ACTS. ACE received net cash of $723 million on closing, together with a residual equity stake of 23%.
    "Aeroplan and Jazz both delivered strong results in the quarter and we reduced our interests in both entities to 20.1% on October 22 through secondary offerings that generated net cash proceeds to ACE of $726 million.
    "ACE has cash of $1.85 billion and other assets, primarily its interests in Air Canada, Aeroplan and Jazz, with a market value of $2.4 billion.

    "Management will continue to execute on ACE's strategy to surface shareholder value on a timely basis over the coming months. In particular, ACE intends to continue to realize its remaining non-cash interests in Air Canada,
Aeroplan, and Jazz, and also return excess cash to shareholders," said
Mr. Milton.
    In connection with the wind-up process of ACE determined by the Board and in accordance with the rules of the ACE stock option plan, the Board has resolved to accelerate the exercisability of the remaining unvested ACE stock options, effective on November 12. Trading restrictions, including blackout periods, remain in effect.
    Also, as has been previously disclosed, ACE Chairman and CEO Robert
Milton will be retiring as Chairman of Air Canada, Aeroplan and Jazz and leaving their respective Board of Directors. These changes will become effective January 1, 2008. Mr. Milton will remain Chairman, President and CEO of ACE.
    "The execution of ACE's strategy for Air Canada, Jazz, ACTS, and Aeroplan has translated into successful businesses which have unlocked significant shareholder value, created a new value proposition for customers and generated new opportunities for employees," said Mr. Milton. "The future looks bright for all four of these companies. With its substantial bases in Canada, and
El Salvador, ACTS is in a strong position to excel and profit in the rapidly growing world market for aircraft maintenance and related activity. I am leaving the Boards of Air Canada, Jazz, and Aeroplan with the satisfaction that each entity is successfully and profitably executing its respective business plan, has strong management in place, possesses a leading market position and is poised for continued growth for the benefit of shareholders, customers and employees."

    (1) Non-GAAP Measures

    The special charge refers to a charge recorded in 2006 related to Air
Canada's obligations for the redemption of pre-2002 Aeroplan miles. EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation, and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For businesses without aircraft rent, such as ACTS, EBITDA is used to view operating results before depreciation, amortization and obsolescence as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to
ACE's Quarter 3 2007 Management's Discussion and Analysis (MD&A) for a
reconciliation of EBITDAR and EBITDA to operating income (loss) for the quarter.
    For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the risk factors identified throughout ACE's filings with securities regulators in
Canada and the United States and, in particular, those identified in the Risk
Factors section of ACE's 2006 Annual Management's Discussion and Analysis
dated February 14, 2007 and section 13 of ACE's Quarter 3 2007 Management's
Discussion and Analysis of Results dated November 8, 2007. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

    <<
                     Consolidated Statement of Operations
    -------------------------------------------------------------------------
    Unaudited
    (Canadian dollars in        Three Months Ended         Nine Months Ended
     millions except per            September 30              September 30
     share figures)              2007(x)      2006         2007(x)      2006
    -------------------------------------------------------------------------
    Operating revenues
      Passenger             $   2,660    $   2,564    $   7,148    $   6,873
      Cargo                       132          157          407          460
      Other                       230          226          751          780
    -------------------------------------------------------------------------
                                3,022        2,947        8,306        8,113
    Special charge for
     Aeroplan miles                 -         (102)           -         (102)
    -------------------------------------------------------------------------
                                3,022        2,845        8,306        8,011
    -------------------------------------------------------------------------

    Operating expenses
      Wages, salaries and
       benefits                   558          641        1,882        1,919
      Aircraft fuel               716          762        1,938        1,962
      Aircraft rent                66          108          261          334
      Airport and navigation
       fees                       284          275          783          750
      Aircraft maintenance,
       materials and supplies      85          100          348          347
      Communications and
       information technology      71           70          216          217
      Food, beverages and
       supplies                    88           93          252          255
      Depreciation,
       amortization and
       obsolescence               147          145          442          419
      Commissions                  54           61          164          188
      Capacity purchase with
       Jazz                       234            -          310            -
      Special charge for
       labour restructuring         -            -           15           33
      Other                       379          387        1,288        1,265
    -------------------------------------------------------------------------
                                2,682        2,642        7,899        7,689
    -------------------------------------------------------------------------

    Operating income              340          203          407          322

    Non-operating income
     (expense)
      Interest income              25           33           86           84
      Interest expense            (96)         (94)        (315)        (273)
      Interest capitalized         24           18           88           40
      Aeroplan equity
       investment income           15            -           35            -
      Jazz equity
       investment income           12            -           19            -
      Dilution gain - Jazz          -            -            -          220
      Gain on sale of US
       Airways shares               4           52            8          152
      Gain (loss) on
       disposal of assets          (2)          (4)          19            -
      Gain (loss) on
       financial instruments
       recorded at fair value      (4)         (16)          24          (19)
      Other                        (5)          (1)          (6)           5
    -------------------------------------------------------------------------
                                  (27)         (12)         (42)         209
    -------------------------------------------------------------------------

    Income before the
     following items              313          191          365          531

      Non-controlling
       interest                   (69)         (19)        (148)         (53)
      Foreign exchange gain
       (loss)                     104           (3)         295          117
      Recovery of (provision
       for) income taxes
        Current                   (10)           -          (16)           -
        Future                   (114)         (66)        (226)        (138)
    -------------------------------------------------------------------------
    Income for the period   $     224    $     103    $     270    $     457
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per share
      Basic                 $    2.17    $    1.01    $    2.61    $    4.49
      Diluted               $    1.84    $    0.95    $    2.48    $    4.11
    -------------------------------------------------------------------------
    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE.

        The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml.

                 Consolidated Statement of Financial Position
    -------------------------------------------------------------------------
                                                  September 30   December 31
    Unaudited                                             2007(x)       2006
    -------------------------------------------------------------------------
    (Canadian dollars in millions)
    ASSETS
    Current
      Cash and cash equivalents                      $     978     $   1,854
      Short-term investments                               937         1,324
    -------------------------------------------------------------------------
                                                         1,915         3,178
    -------------------------------------------------------------------------
      Restricted cash                                       54           109
      Accounts receivable                                  862           729
      Spare parts, materials and supplies                  111           307
      Prepaid expenses and other current assets            153           127
      Future income taxes                                  491           584
      ACTS assets held for sale                            489             -
    -------------------------------------------------------------------------
                                                         4,075         5,034
    -------------------------------------------------------------------------
    Property and equipment                               7,150         5,989
    Deferred charges                                        51           116
    Intangible assets                                      596         1,643
    Deposits and other assets                              368           323
    Future income taxes                                      -           336
    -------------------------------------------------------------------------
                                                     $  12,240     $  13,441
    -------------------------------------------------------------------------

    LIABILITIES
    Current
      Accounts payable and accrued liabilities       $   1,367     $   1,547
      Advance ticket sales                               1,217           832
      Current portion of Aeroplan Miles obligation          55            58
      Current portion of Aeroplan deferred revenues          -           799
      Current portion of long-term debt and capital
       leases                                              367           367
      Current taxes payable                                  -           345
      ACTS liabilities held for sale                       164             -
    -------------------------------------------------------------------------
                                                         3,170         3,948
    -------------------------------------------------------------------------
    Long-term debt and capital leases                    3,696         3,759
    Convertible preferred shares                           177           166
    Future income taxes                                     68           136
    Pension and other benefit liabilities                1,855         1,876
    Aeroplan deferred revenues                               -           801
    Other long-term liabilities                            592           483
    -------------------------------------------------------------------------
                                                         9,558        11,169
    -------------------------------------------------------------------------

    Non-controlling interest                               744           695

    SHAREHOLDERS' EQUITY
      Share capital and other equity                       338           742
      Contributed surplus                                  520            25
      Retained earnings                                  1,085           810
      Accumulated other comprehensive income (loss)         (5)            -
    -------------------------------------------------------------------------
                                                         1,938         1,577
    -------------------------------------------------------------------------
                                                     $  12,240     $  13,441
    -------------------------------------------------------------------------
    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE.

        The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml.

          Consolidated Statement of Changes in Shareholders' Equity
    -------------------------------------------------------------------------
                                     Nine Months          Year   Nine Months
    Unaudited                              Ended         Ended         Ended
    (Canadian dollars               September 30   December 31  September 30
     in millions)                           2007          2006          2006
    -------------------------------------------------------------------------
    Share capital
      Common shares, beginning
       of period                       $   2,188     $   2,231     $   2,231
        Distributions of
         Aeroplan and Jazz
         units                              (426)          (59)          (59)
        Issue of shares through
         stock options exercised              22            16             3
    -------------------------------------------------------------------------
      Common shares, end of period         1,784         2,188         2,175
      Convertible preference shares          117           117           117
      Convertible notes                       92            92            92
      Adjustment to shareholders'
       equity, beginning of period        (1,655)       (1,693)       (1,693)
        Adjustment to fresh start
         provisions                            -            38            23
    -------------------------------------------------------------------------
      Adjustment to shareholders'
       equity, end of period              (1,655)       (1,655)       (1,670)
    -------------------------------------------------------------------------
    Total share capital                      338           742           714
    -------------------------------------------------------------------------
    Contributed surplus
      Balance, beginning of period            25            19            19
      Fair value of stock options
       issued to Corporation
       employees recognized as
       compensation expense                   12            13             7
      Fair value of exercised stock
       options to share capital                -            (7)            -
      Aeroplan negative investment           483             -             -
    -------------------------------------------------------------------------
    Total contributed surplus                520            25            26
    -------------------------------------------------------------------------
    Retained earnings
      Balance, beginning of period           810           402           402
      Cumulative effect of adopting
       new accounting policies                 5             -             -
    -------------------------------------------------------------------------
                                             815           402           402
      Net income for the period              270           408           457
    -------------------------------------------------------------------------
                                           1,085           810           859
    -------------------------------------------------------------------------
    Accumulated other comprehensive
     income (loss)
      Balance, beginning of period             -             -             -
      Cumulative effect of adopting
       new accounting policies                (7)            -             -
      Other comprehensive income               2             -             -
    -------------------------------------------------------------------------
                                              (5)            -             -
    -------------------------------------------------------------------------
    Total retained earnings and
     accumulated other comprehensive
     income (loss)                         1,080           810           859
    -------------------------------------------------------------------------
    Total shareholders' equity         $   1,938      $  1,577     $   1,599
    -------------------------------------------------------------------------

               Consolidated Statement of Comprehensive Income
    -------------------------------------------------------------------------
    Unaudited                   Three Months Ended         Nine Months Ended
    (Canadian dollars               September 30              September 30
     in millions)                2007(x)      2006         2007(x)      2006
    -------------------------------------------------------------------------
    Comprehensive income
     (loss)
    Net income for the
     period                 $     224    $     103    $     270    $     457
    Other comprehensive
     income, net of taxes:
      Net change in
       unrealized loss
       on US Airways
       securities                   -            -           (8)           -
      Reclassification of
       realized gains on US
       Airways securities
       to income                   (4)           -          (11)           -
      Net change in
       unrealized gains on
       fuel derivatives
       under hedge
       accounting                  11            -           25            -
      Reclassification of
       net realized (gains)
       losses on fuel
       derivatives to
       income                      (3)           -            7            -
      Equity adjustment
       from foreign
       currency
       translation                 (4)           -          (11)           -
    -------------------------------------------------------------------------
                                    -            -            2            -
    -------------------------------------------------------------------------
    Total comprehensive
     income                 $     224    $     103    $     272    $     457
    -------------------------------------------------------------------------
    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE.

        The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml.

                     Consolidated Statement of Cash Flows
    -------------------------------------------------------------------------
    Unaudited                   Three Months Ended         Nine Months Ended
    (Canadian dollars               September 30              September 30
     in millions)                2007(x)      2006         2007(x)      2006
    -------------------------------------------------------------------------
    Cash flows from (used for)
    Operating
      Income for the
       period               $     224    $     103    $     270    $     457
      Adjustments to
       reconcile to net
       cash from operations
        Depreciation,
         amortization and
         obsolescence             147          145          442          419
        Dilution gain -
         Jazz                       -            -            -         (220)
        Gain on sale of
         US Airways shares         (4)         (52)          (8)        (152)
        Loss (gain) on
         disposal of assets         2            4          (19)           -
        Foreign exchange
         (gain) loss             (139)           1         (326)        (129)
        Future income taxes       114           66          226          138
        Excess of employee
         future benefit
         funding over
         expense                  (32)         (63)        (170)        (131)
        Decrease (increase)
         in accounts
         receivable               (38)         (49)        (131)        (192)
        Decrease (increase)
         in spare parts,
         materials and
         supplies                 (32)          12          (29)          47
        Increase (decrease)
         in accounts payable
         and accrued
         liabilities                8          120          (31)         175
        Increase (decrease)
         in advance ticket
         sales, net of
         restricted cash         (173)        (265)         256          136
        Decrease in Aeroplan
         Miles obligation         (17)         (26)         (63)         (83)
        Increase (decrease)
         in Aeroplan
         deferred revenues          -           52           (2)          97
        Aircraft lease
         payments (in excess
         of) less than rent
         expense                   (1)          (5)         (10)         (13)
        Special charge for
         Aeroplan miles             -          102            -          102
        Unrealized period
         change in fair
         value of derivatives      23           11           (9)          15
        Capitalized interest      (24)         (18)         (88)         (40)
        Non-controlling
         interest                  69           18          139           39
        Other                     (19)           3           50           61
    -------------------------------------------------------------------------
                                  108          159          497          726
    -------------------------------------------------------------------------

    Financing
      Issue of common shares        2            -           21            3
      Issue of Jazz units           -            -            -          218
      Aircraft and facility
       related borrowings         449           99        1,093          321
      Credit facility
       borrowings - Jazz            -            -            -          113
      Reduction of long-term
       debt and capital
       lease obligations         (138)         (58)        (305)        (207)
      Reduction of non-
       controlling interest         -            -          (36)           -
      Distributions paid
       to non-controlling
       interests                    -          (14)         (25)         (36)
      Other                        (1)           -           (2)           -
    -------------------------------------------------------------------------
                                  312           27          746          412
    -------------------------------------------------------------------------
    Investing
      Short-term investments      124         (372)         (15)        (523)
      Acquisition of Aeroman,
       net of cash                  -            -          (53)           -
      Proceeds from sale
       of Jazz units                -            -            -           14
      Sale of US Airways
       shares                      16           74           16          232
      Additions to capital
       assets                    (588)        (213)      (1,699)        (692)
      Proceeds from sale
       of assets                   16           40           61           40
      Deconsolidation of
       Aeroplan cash                -            -         (231)           -
      Deconsolidation of
       Jazz cash                    -            -         (138)           -
      Cash collateralization
       of letters of credit        (4)         (11)           8          (15)
      Other                       (47)         (12)         (68)         (12)
    -------------------------------------------------------------------------
                                 (483)        (494)      (2,119)        (956)
    -------------------------------------------------------------------------
    Increase (decrease)
     in cash and cash
     equivalents                  (63)        (308)        (876)         182
    Cash and cash
     equivalents, beginning
     of period                  1,041        2,055        1,854        1,565
    -------------------------------------------------------------------------
    Cash and cash
     equivalents, end
     of period              $     978    $   1,747    $     978    $   1,747
    -------------------------------------------------------------------------
    Cash payments of
     interest               $      59    $      57    $     190    $     194
    Cash payments of
     income taxes           $       3    $       1    $      12    $       1
    -------------------------------------------------------------------------
    (x) Effective March 14, 2007 the results and financial position of
        Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE.

        The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
        www.sec.gov/edgar.shtml
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 06:05e 09-NOV-07